UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2021

Commission File Number 001-34738

Luokung Technology Corp.

(Translation of registrant’s name into English)

B9-8, Block B, SOHO Phase II, No. 9, Guanghua Road, Chaoyang District,

Beijing People’s Republic of China 100020

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Entry into Material Definitive Agreements in Connection with a Registered Direct Offering.

On September 20, 2021, Luokung Technology Corp. (the “Company”) entered into a Securities Purchase Agreement (the “Purchase Agreement”) with certain institutional investors (the “Buyers”) pursuant to which the Company agreed to sell to the Buyers, in a registered direct offering, an aggregate of 27,333,300 units (the “Units”), each consisting of one ordinary share, par value $0.01 per share, of the Company (“Ordinary Shares” and such Ordinary Shares as are included in the Units, the “Shares”), and a warrant to purchase 0.5 Ordinary Shares (the “Warrants”), at a purchase price of $1.20 per Unit for aggregate gross proceeds to the Company of approximately $32.8 million, before deducting fees to the placement agent and other estimated offering expenses payable by the Company. At the closing, the Company shall issue to the Buyers under the Purchase Agreement Units consisting of an aggregate of 27,333,300 Ordinary Shares and Warrants exercisable into an aggregate of up to 13,666,650 Ordinary Shares.

The Warrants have a term of three years and are exercisable by the holders at any time after the date of issuance at an exercise price of $1.60 per share. The exercise price and the number of shares issuable upon exercise of the Warrants are subject to an adjustment upon the occurrence of certain events, including, but not limited to, stock splits or dividends, business combinations, sale of assets, similar recapitalization transactions, or other similar transactions. The exercise price of the Warrants is subject to adjustment in the event that the Company issues or is deemed to issue Ordinary Shares for less than the applicable exercise price of the Warrants. The exercisability of the Warrants may be limited if, upon exercise, the holder or any of its affiliates would beneficially own more than 4.99% or 9.99% of our Ordinary Shares, which percentage will be elected by the holder on or prior to the issuance date. The Company has the right to request the mandatory exercise of the Warrants if the closing bid price of the Ordinary Shares equals or exceeds $4.00 per share for 10 consecutive days, subject to certain other conditions being satisfied as set forth in the Warrants.

Pursuant to the terms of the Purchase Agreement, the Company agreed that subject to certain exceptions, the Company will not, within sixty (60) calendar days following the closing of the offering, (i) enter into any agreement to issue or announce the issuance or disposition or proposed issuance or disposition of any securities or (ii) file any registration statement or amendment or supplement thereto, other than the prospectus supplement relating to the registered direct offering or filing a registration statement on Form S-8 in connection with an employee benefit plan.

Pursuant to the terms of waivers signed by certain of the Buyers (the “Previous Buyers”), a form of which is attached hereto as Exhibit 99.5, such Previous Buyers waived the notice periods under the participation rights provision of prior securities purchase agreements entered into by the Previous Buyers. The Company agreed to reduce the exercise price of certain previously issued warrants to $1.60 for the remainder of such warrant terms (subject to further adjustment in accordance with the terms of the previously issued warrants).

FT Global Capital, Inc. (“FT Global Capital”) acted as the exclusive placement agent in connection with this offering pursuant to the terms of a placement agency agreement, dated September 20, 2021, between the Company and FT Global Capital (the “Placement Agency Agreement”). Pursuant to the Placement Agency Agreement, the Company agreed to pay FT Global Capital a cash fee equal to 6.5% of the aggregate proceeds received by the Company from the sale of securities in the offering. FT Global Capital is also entitled to additional tail compensation for any financings consummated within the 9-month period following the termination of the Placement Agency Agreement to the extent that such financing is provided to the Company by investors that FT Global Capital had introduced to the Company. In addition to the cash fees, the Company agreed to issue to the Placement Agent warrants to purchase an aggregate of 4.0% of the aggregate number of Ordinary Shares sold in the offering (the “Placement Agent Warrants”). The Placement Agent Warrants shall generally be on the same terms and conditions as the Warrants, provided that the Placement Agent Warrants will not provide for certain anti-dilution protections included in the Warrants.

The Shares, the Warrants, the Placement Agent Warrants and our Ordinary Shares issuable upon exercise of the Warrants and the Placement Agent Warrants are being offered by the Company pursuant to an effective shelf registration statement on Form F-3, which was filed with the Securities and Exchange Commission on August 8, 2019 and was declared effective on August 16, 2019 (File No. 333-233108).

The foregoing descriptions of the Placement Agency Agreement, the form of Purchase Agreement, the form of Warrant, the form of the Placement Agent Warrant and the form of Waiver do not purport to be complete and are qualified in their entirety by reference to the full text of such agreements, copies of which are attached hereto as Exhibits 99.1, 99.2, 99.3, 99.4 and 99.5, respectively, and are incorporated herein by reference. Readers should review such agreements for a complete understanding of the terms and conditions associated with these transactions.

A copy of the legal opinion issued by Conyers Dill & Pearman is attached hereto as Exhibit 99.6. On September 20, 2021, the Company issued a press release announcing the offering. A copy of the press release is attached hereto as Exhibit 99.7.

Financial Statements and Exhibits

Exhibits.

Number
99.1	Placement Agency Agreement dated September 20, 2021 between Luokung Technology Corp. and FT Global Capital, Inc.
99.2	Form of Securities Purchase Agreement dated September 20, 2021 between Luokung Technology Corp. and the purchasers signatory thereto
99.3	Form of Warrant issued to Buyers
99.4	Form of Placement Agent Warrant
99.5	Form of Waiver
99.6	Opinion of Conyers Dill & Pearman
99.7	Press release of Luokung Technology Corp.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 21, 2021

LUOKUNG TECHNOLOGY CORP.

By:	/s/ Xuesong Song
	Name:	Xuesong Song
	Title:	Chief Executive Officer

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